China Life Insurance Company Limited
July 8, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
China Life Insurance Company Limited
Form 20-F for the fiscal year ended December 31, 2010
Dear Mr. Rosenberg:
We refer to your letter, dated June 24, 2011, to China Life Insurance Company Limited (the “Company”) containing comments of the staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Wan Feng
	Name:	Wan Feng
	Title:	President and Executive Director